Exhibit (a)(1)(J)

Océ announces extension of subsequent offering period for Imagistics International Inc. to October 28, 2005

Venlo, the Netherlands, October 26, 2005 - Océ N.V. announced today that it is extending the expiration date of the subsequent offering period by its wholly-owned subsidiary Orange Merger Corp. to purchase all of the outstanding shares of common stock (including the associated Series A Junior Participating Preferred Stock purchase rights) of Imagistics International Inc. (NYSE: IGI), at a price of $42.00 per share, net to the seller in cash to 5:00 p.m., New York City time, on October 28, 2005. The subsequent offering period was originally scheduled to expire at 5:00 p.m., New York City time, on Tuesday, October 25, 2005.

Océ will immediately accept all shares properly tendered, as they are tendered, during the extended subsequent offering period and will pay for such shares promptly. Stockholders who tender during the subsequent offering period will receive the same $42.00 per share, net to the seller in cash, paid during the initial offering period. The subsequent offer is on the same terms and subject to the same conditions set forth in the offer to purchase, dated September 19, 2005 and the related letter of transmittal, except that, as permitted by the rules of the Securities and Exchange Commission, the shares tendered during the subsequent offering period may not be withdrawn.

As of 5:00 p.m., October 25, 2005, a total of approximately 13,819,172 shares of Imagistics’ common stock had been tendered, representing approximately 88.8% of Imagistics’ issued and outstanding common stock. Orange Merger Corp. has accepted all shares validly tendered as of that time in accordance with the terms of the tender offer. Payments for shares accepted through that time will be made promptly by Mellon Investor Services LLC, the depositary for the tender offer.

Following the expiration of the subsequent offering period at 5:00 p.m., New York City time, on October 28, 2005, Océ intends to exercise its option, granted in the merger agreement, to purchase newly issued shares from Imagistics that, when added to the number of shares owned by Orange Merger Corp., represent over 90% of Imagistics’ issued and outstanding common stock.

Océ N.V.

P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://investor.oce.com	Printing for Professionals

Press release Océ N.V.

Océ intends to complete the acquisition of Imagistics through a merger of Orange Merger Corp. with and into Imagistics on Monday, October 31, 2005. As a result of the merger, all remaining outstanding shares of Imagistics’ common stock not purchased by Orange Merger Corp. in the tender offer (except for any shares for which appraisal rights under applicable law have been properly exercised) will be converted into the right to receive $42.00 per share, net to the seller in cash. As a result of the merger, Imagistics will become a wholly owned subsidiary of Océ. Following the merger, Océ will terminate the listing of Imagistics’ common stock on the New York Stock Exchange.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. Shareholders should read the tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement, as such documents have been amended and supplemented, because such documents contain important information. Those materials will be made available to all stockholders of Imagistics International Inc. at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov). The tender offer statement and related materials may also be obtained for free by directing such requests to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, or by calling toll free (800) 859-8508.

October 26, 2005

Océ N.V.

Venlo, the Netherlands

For further information:

Investor Relations:

Pierre Vincent

Senior Vice President Investor Relations

Venlo, the Netherlands

Telephone +31 77 359 2240

E-mail investor@oce.com

Press:

Paul Hollaar

Vice President Corporate Communications

Venlo, the Netherlands

Telephone +31 77 359 2000

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